1. **Organization and Business**

   Flow Traders US LLC (the "Company"), a Delaware limited liability company, was organized on April 22, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of various US securities and futures exchanges. The Company engages primarily in the market making of exchange-traded equity securities and financial futures contracts. Flow Traders US Holding LLC is the Company's sole member.

   Flow Traders Holding BV is the sole shareholder of Flow Traders US Holding LLC.

2. **Summary of Significant Accounting Policies**

   Securities Valuation
   Securities transactions are recorded on a trade date basis.

   All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 5).

   Unrealized gains or losses on open futures contracts are included in receivable from and payable to broker-dealer in the statement of financial condition.

   Depreciation and Amortization
   Equipment, furniture, and leasehold improvements are being depreciated on a straight-line basis with a useful life of 5 years (60 months).

   Income Taxes
   Flow Traders US LLC is a disregarded entity for tax purposes. No provision has been made for federal US income taxes as the taxable income or loss of Flow Traders US LLC is included in the respective income tax return of the sole member.

   In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2019.

   Use of Estimates
   The preparation of financial statements is in conformity with US Generally Accepted Accounting Principles and requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Translation of Foreign Currencies
   Assets and liabilities denominated in foreign currencies are translated to US dollars at year-end exchange rates, while revenue and expenses are translated to US dollars at prevailing rates during the year.

Accounting for Leases

In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company adopted the new guidance beginning on January 1, 2019 and elected to use the effective date as the date of initial application. The new guidance also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the consolidated financial statements. For further information, see *Note 9--Lease Commitments*. The Company elected to apply the "package of practical expedients," which permits it to not reassess prior conclusions on existing leases regarding the maximum on existing leases regarding lease indemnification, lease classification and initial direct costs. In addition, the Company has elected to apply the short-term lease exception for lease arrangements with maximum lease terms of 12 months or less. Adoption of the standard did not have a material impact on the Company's results of operations or cash flows.

At adoption, the Company recognized lease liabilities of $9,519,628, representing the present value of the remaining minimum fixed lease payments based on the incremental borrowing rates as of December 31, 2018. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $9,519,628 at adoption, which represents the measurement of the lease liabilities, prepaid lease payments made to lessors, initial direct costs incurred by the Company and lease incentives received.

3.  **Clearing Agreements**

The Company has Joint Back Office ("JBO") clearing agreements with two clearing brokers. The agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of the first agreement, the Company has invested $50,000 in the preferred shares/interest of its clearing broker. The Company's investment in this clearing broker is reflected as a receivable from affiliates on the statement of financial condition.

The second agreement required the Company invest $10,000 in the preferred shares/interest of its second clearing broker. The Company's investment in this clearing broker is reflected as a receivable from affiliates on the statement of financial condition.

The agreements require that the Company maintains a minimum net liquidating equity of $1 million with each of its clearing brokers, exclusive of its preferred stock/interest investment.

4.  **Financial Instruments**

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include futures contracts, swaps and short stocks as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in payable or receivable from broker-dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is generally made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts trading activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

5. **Fair Value Measurement and Disclosure**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its positions based on the following principles and method of valuation:

Equities securities listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred, other equities and fixed income securities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Exchange-traded derivatives, such as futures contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.